John G. Harp 2008 Additional Incentive Opportunity

Mr. Harp has an additional incentive opportunity for 2008 based on MDU Construction Services Group, Inc.’s (CSG) financial results.  If CSG’s actual 2008 return on invested capital (ROIC) is 200 basis points or more above its 2008 weighted average cost of capital, Mr. Harp will be paid $200,000.  If the goal is not met, Mr. Harp will not be eligible to receive any amount under this incentive opportunity.

The Compensation Committee of the Board of Directors of MDU Resources Group, Inc. shall determine whether or not the goal has been met and recommend to the Board of Directors of MDU Resources Group, Inc. (the "Board") whether or not to approve payment of the additional incentive opportunity to Mr. Harp.  If the Board approves payment of the additional incentive opportunity, payment will be made in cash between January 1, 2009 and March 10, 2009.